Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, NY 10022

May 3, 2010

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Zanett, Inc. Preliminary Proxy Statement on Schedule 14A, filed April 20, 2010, File No. 001-32589

Dear Ms. Mills-Apenteng:

This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on April 27, 2010 with respect to the Staff’s review of our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  For the Staff’s convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment.

We have today filed with the SEC Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects the changes indicated in the response set forth below.  In addition, we are providing by courier two copies of the marked Amended Proxy Statement for review by the Staff.

Proposal No. 2.  Approval of the Rockport Investment Financing Transaction

Purpose and Background, page 20

1.
You disclose that the Board believes that it is in the best interests of the company to enter into the Rockport Transaction because it would, among other things, increase the opportunities for the company to obtain more favorable terms for the refinancing of its senior credit facility, which matures in June 2010.  Please tell us and consider expanding your disclosure to clarify why you believe this financing transaction would result in more favorable terms and whether this transaction is part of a plan, arrangement or understanding to refinance the credit facility with Bank of America, N.A.

We have revised the section of Proposal No. 2 on page 20 of the Amended Proxy Statement under the heading “Purpose and Background” to include additional disclosure specifying that long-term, instead of short-term debt, a lower and fixed interest rate, and the potential to pay interest in shares of our common stock rather than in cash, could increase our available cash, and make us more attractive to a senior lender and result in more favorable terms in negotiations with a senior lender.

Maryse Mills-Apenteng
Securities and Exchange Commission
May 3, 2010

We have also revised the same paragraph to clarify that the changes to our debt structure are not part of a specific plan, arrangement or understanding to refinance our existing senior debt or to secure other senior debt financing.

Description of the Rockport Transaction, page 20

2.
It appears that approval of Proposal No. 3 is necessary in order to satisfy certain terms of the Term Debt-Convertible Debt Exchange Agreement with Rockport.  For instance, it appears that Rockport will not have the right to vote on all matters submitted to a vote of shareholders of the company unless Proposal No. 3 is approved by shareholders.  To the extent this is true, please revise your description of the Rockport Transaction to clarify this.  In addition, please include a discussion of any material consequences to the company if Proposal No. 3 or Proposal No. 4 is not approved by shareholders including, but not limited to, any payments that must be made by the company.

In the second paragraph under the heading “Purposes of the Amendment” in Proposal No. 4 on page 30 of the Amended Proxy Statement, we have clarified that if the stockholders do not approve Proposal No. 4, Rockport will not have the right to vote in respect to our corporate affairs and management in the same manner as a holder of our common stock.

We have also, in the third paragraph under the heading “Material Effects of the Rockport Transaction” in Proposal No. 2 on page 23 of the Amended Proxy Statement, explained that although certain stockholders and members of management have sufficient voting power to approve Proposal No. 2 and have entered into an agreement to that effect, certain payments will be due if Proposal No.2 is not approved.  Specifically, we have disclosed that if we are not permitted to issue to Rockport a number of shares upon conversion of the convertible note in excess of a prescribed amount (currently 19.99% of the shares outstanding immediately prior to the issuance of the convertible note) under the regulations of Nasdaq or another securities exchange, we will be required to prepay a portion of the convertible note equal to (i) the then-outstanding principal amount of the Convertible Note plus all accrued but unpaid interest less (ii) an amount equal to 19.99% of the shares of common stock then outstanding multiplied by the conversion price then in effect.

Proposal No. 3.  Amendments to the Company’s Certificate of Incorporation

3.
Proposal No. 3 appears to contain two separate proposals related to the issuance of the convertible note -- increasing the number of authorized shares of common stock, and conferring on the convertible note holder the power to vote.  It appears that shareholders should be afforded a separate opportunity to vote on each matter presented.  See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1).  Please revise your disclosure to present these proposals separately and revise your proxy card so that it provides separate boxes for shareholders to approve, disapprove, or abstain with respect to each of the two proposals.  Also, if the two proposals are cross-conditioned upon one another, please clarify this in the disclosure.  If you conclude that it is not necessary to present these proposals separately, please tell us why.

Maryse Mills-Apenteng
Securities and Exchange Commission
May 3, 2010

In response to your comment and consistent with a telephone conversation with the Staff on April 29, 2010, we have revised the disclosure to separate the former Proposal No. 3 into Proposals No. 3 and Proposal No. 4 in the Amended Proxy Statement.  In addition, we have amended the proxy card, which we have filed with the Amended Proxy Statement via EDGAR, to provide separate boxes for stockholders to approve, disapprove, or abstain with respect to Proposal No. 3 and Proposal No. 4

In addition, in the first paragraph under the heading “Amendments to Certificate of Incorporation” in Proposal No. 3 on page 25 and Proposal No. 4 on page 29 in the Amended Proxy Statement, respectively, we have revised the disclosure to state that the amendment to our Amended and Restated Certificate of Incorporation described in Proposal No. 3 and Proposal No. 4 was approved by our Board of Directors as one amendment to the Amended and Restated Certificate of Incorporation, and that as such, Proposal No. 3 and Proposal No. 4 are effectively cross-conditioned on each other.

Purposes of the Amendment, page 24

4.	Disclose the number of common shares currently outstanding, the number of common shares currently reserved for issuance, and the number of common shares that are currently available for issuance.

In the second paragraph under the heading “Amendments to Certificate of Incorporation” in Proposal No. 3 on page 25 of the Amended Proxy Statement, we have stated the number of shares of common stock (i) currently outstanding, (ii) reserved for issuance, and (iii) currently available for issuance.

Vote required for Approval, page 27

5.
It appears that implementation of Proposal No, 3 is conditioned upon shareholder approval of Proposal No 4.  If true, please revise your disclosure in the proxy statement to reflect that the proposals are cross-conditioned upon one another, such that one will not pass unless the other does.  Please also include a proxy card that indicates whether any of the proposals are cross-conditioned upon one another.  We also note that you have omitted a proxy card with the filing.  See Exchange Act Rule 14a-4(a)(3).

Maryse Mills-Apenteng
Securities and Exchange Commission
May 3, 2010

The first paragraph under the heading “Amendments to Certificate of Incorporation” in Proposal No. 3 on page 25 and Proposal No. 4 on page 29 in the Amended Proxy Statement, respectively, have been revised to state that the amendment to our Amended and Restated Certificate of Incorporation described in Proposal No. 3 and Proposal No. 4 was approved by our Board of Directors as one amendment to the Amended and Restated Certificate of Incorporation, and that as such, Proposal No. 3 and Proposal No. 4 are effectively cross-conditioned on each other.  Further, we have disclosed that if Proposal No. 3 is approved and Proposal No. 4 is not approved, the amendment to our Amended and Restated Certificate of Incorporation will not be approved, and that conversely, if Proposal No. 3 is not approved and Proposal No. 4 is approved, the amendment to our Amended and Restated Certificate of Incorporation will not be approved.

Zanett, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  It further acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing.  Zanett, Inc. also acknowledges that it may not assert Staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States.

*    *    *

Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Matthew McDonald at (215) 988-1192 or Justin Brennan at (215) 988-2682, of Drinker Biddle & Reath LLP.

Sincerely yours,

/s/ Dennis Harkins
Dennis Harkins
President, Chief Financial Officer, and Secretary

cc:	Jan Woo, Securities and Exchange Commission, Division of Corporate Finance
Matthew McDonald, Drinker Biddle & Reath LLP
Justin Brennan, Drinker Biddle & Reath LLP